UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 27, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53023 Commission File Number	26-1583908 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: June 25, 2010

SRKP 27, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

June 25, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 27, Inc., a Delaware corporation (“SRKP 27” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 25, 2010 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 27, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 27” or the “Company”), pursuant to Section 4(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to an Amended and Restated Share Exchange Agreement effective as of June 22, 2010 (the “ Share Exchange Agreement”) by and among SRKP 27, HHIT International Enterprise Management Limited, a company organized under the laws of the British Virgin Islands (“HHIT BVI”), HHIT International Group Limited, a company organized under the laws of Hong Kong and a wholly-owned subsidiary of HHIT BVI (“HHIT HK”), Guangzhou Huihai Information Sci-Tech Co., Ltd., a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of HHIT HK (“HHIT PRC”), Guangzhou HHIT Enterprise Management Co., Ltd., a company organized under the laws of the People’s Republic of China and controlled by HHIT PRC by contractual agreements and arrangements (“HHIT Guangzhou”), and HHIT International Holdings Limited, a company organized under the laws of the British Virgin Islands and sole shareholder of HHIT BVI (the “HHIT Shareholder”).  Pursuant to the terms of the Share Exchange Agreement, we will issue an aggregate of 33,072,500 shares of our common stock to the HHIT Shareholder and/or its designees in exchange for 100% of the equity interest of HHIT BVI (the “Share Exchange”).  Pursuant to an Amended and Restated Share and Warrant Cancellation Agreement effective as of June 22, 2010 (the “Share and Warrant Cancellation Agreement”), our current stockholders agreed to cancel up to a maximum of 3,496,390 shares of common stock and warrants to purchase 5,768,890 shares of common stock.  Assuming that the maximum number of shares and warrants are cancelled pursuant to the Share and Warrant Cancellation Agreement at the closing of the Share Exchange, our current stockholders will hold an aggregate of 3,600,000 shares of common stock and warrants to purchase 1,327,500 shares of common stock immediately after the Share Exchange.  In addition, we expect to close a private placement concurrently with the Share Exchange.  The parties to the Share Exchange Agreement may agree to modify one or more of the terms of the Share Exchange Agreement, as described herein, but the Share Exchange will nonetheless result in a change-of-control of the Company on the date the Share Exchange is completed.

Pursuant to the terms of the Share Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhong Lin, Yu Liu, Xiumei Liao, Ning Wang to the board of directors of the Company, with Zhong Lin serving as Chairman of the Board.  These appointments will be made upon the closing of the Share Exchange.  Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with the Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Zhong Lin as our Chief Executive Officer and Lui Tin Neng as our Chief Financial Officer and Corporate Secretary and Yilong Chen as our Chief Technology Officer.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Share Exchange Agreement, there will be a change-of-control of the Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Share Exchange Agreement and the resulting change in the Company’s directors will not occur until at least ten (10) days following the mailing of this Information Statement.  This Information Statement will be mailed to the Company’s stockholders of record on June 25, 2010.

Please read this Information Statement carefully.  It describes the terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange.  All Company filings and exhibits thereto, may be inspected without charge at the public reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE.  ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

Pursuant to the terms of the Share Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 33,072,500 shares of common stock to the HHIT Shareholder and/or its designees in exchange for 100% of the equity interest in HHIT BVI.  Under the terms of the Share Exchange Agreement and the Share and Warrant Cancellation Agreement or as a result of the transactions contemplated by such agreements:

•	HHIT BVI will become a 100%-owned subsidiary of SRKP 27.

•	We will assume the operations of HHIT BVI and its subsidiaries, including HHIT Guangzhou, which is controlled through contractual arrangements with HHIT PRC, a wholly-owned subsidiary of HHIT BVI.

•	We will issue an aggregate of 33,072,500 shares of common stock to the HHIT Shareholder and/or its designees.

•	We will cause the cancellation and extinguishment of up to a maximum of 3,496,390 shares of our common stock held by certain of our stockholders (the “Share Cancellation”);

•	We will cause the cancellation and extinguishment of warrants to purchase up to a maximum of 5,768,890 shares of common stock held by certain of our stockholders (the “Warrant Cancellation”);

•	We will conduct a closing of a private placement offering resulting in proceeds of approximately $4.0 million (the “Private Placement Offering”); and

•	We will change our name to “China HHIT, Inc.”

As a result of the Share Exchange, we will become the 100% parent corporation of HHIT BVI, and the HHIT Shareholder and/or its designees will become stockholders of SRKP 27.  According to the terms of the Share Exchange Agreement and the Share and Warrant Cancellation Agreement, immediately following the closing of the Share Exchange and the Private Placement Offering (assuming the cancellation of the maximum number of shares and warrants pursuant to the Share and Warrant Cancellation Agreement and the sale of the maximum number of shares in the Private Placement Offering), we will have approximately 38,672,500 shares of common stock issued and outstanding; the HHIT Shareholder and/or its designees will own approximately 85.5% of our outstanding common stock, the pre-existing stockholders of SRKP 27 will own approximately 9.3% of our outstanding common stock, and the investors in the Private Placement Offering will own approximately 5.2% of our outstanding common stock prior to giving effect to any issuance of shares of our common stock on the exercise of our outstanding warrants.  The parties to the Share Exchange Agreement may agree to modify one or more of the terms of the Share Exchange Agreement, as described above, but the Share Exchange will nonetheless result in a change-of-control of the Company on the date the Share Exchange is completed.

The transactions contemplated by the Share Exchange Agreement, as amended, are intended to be a “tax-free” reorganization pursuant to the provisions of Sections 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the HHIT Shareholder and/or its designees will be in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (ii) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows:  the HHIT Shareholder and/or its designees is each a non-U.S. entity and/or resident, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, the HHIT Shareholder and/or its designees will each represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act.  We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhong Lin, Yu Liu, Xiumei Liao, Ning Wang to the board of directors of the Company, with Zhong Lin serving as Chairman of the Board.  Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with the Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, the board will appoint Zhong Lin as our Chief Executive Officer and Lui Tin Neng as our Chief Financial Officer and Corporate Secretary and Yilong Chen as our Chief Technology Officer.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Share Exchange Agreement, there will be a change-of-control of the Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Share Exchange Agreement is subject to the satisfaction of certain contingencies including, without limitation, a closing of the Private Placement Offering, the completion of the Share Cancellation, completion of the Warrant Cancellation and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of June 25, 2010, there were 7,096,390 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of June 25, 2010, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

As of June 25, 2010, 7,096,390 shares of our common stock were issued and outstanding.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Beneficial ownership is determined in accordance with the rules of the SEC.  The amount of shares set forth in the table and the percentage of class does not take into account the cancellation of shares and warrants pursuant to the Share and Warrant Cancellation Agreement as described in the applicable footnotes.  The address of each stockholder is listed in the table and anticipated share and warrant cancellation information that will occur upon the closing of the Share Exchange is contained in the footnotes to the table.

Name and Address of Beneficial Owner	Title	Amount and Nature of Beneficial Ownership		Percent of Class

Director and Executive Officers

Richard A. Rappaport 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	President and Director	9,025,186	(1)	77.74%

Anthony C. Pintsopoulos c/o SRKP 27, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	Secretary, Chief Financial Officer and Director	1,419,278	(2)	18.18%

All Officers and Directors as a Group (total of two (2) persons)		10,444,464		84.79%

5% Stockholders

WestPark Capital Financial Services, LLC (3) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		5,547,958	(4)	56.21%

Name and Address of Beneficial Owner	Title	Amount and Nature of Beneficial Ownership		Percent of Class

Debbie Schwartzberg 785 5th Avenue New York, New York 10021		2,329,036	(5)	28.19%

Amanda Rappaport Trust (6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		638,676	(7)	8.61%

Kailey Rappaport Trust (8) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		638,676	(7)	8.61%

Janine Frisco 200 Oceangate, Suite 1500 Long Beach, CA 90802		496,748	(9)	6.76%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		496,748	(9)	6.76%
_____________________

(1)
Includes 1,099,938 shares of common stock and a warrant to purchase 1,099,938 shares of common stock owned by Mr. Rappaport and all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) and WestPark Capital Financial Services, LLC (“WestPark LLC”).  Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer and Chairman of WestPark LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.  A maximum of 1,640,793 of the shares and 3,377,155 of the shares underlying warrants will be cancelled upon consummation of the Share Exchange pursuant to the Share and Warrant Cancellation Agreement.

(2)
Includes 709,639 shares of common stock and a warrant to purchase 709,639 shares of common stock.  A maximum of 509,639 of the shares and 656,889 of the shares underlying warrants will be cancelled upon consummation of the Share Exchange pursuant to the Share and Warrant Cancellation Agreement.

(3)
Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark LLC.  Mr. Pintsopoulos serves as President and Chief Financial Officer of West Park LLC.

(4)
Includes 2,773,979 shares of common stock and a warrant to purchase 2,773,979 shares of common stock.  A maximum of 392,179 of the shares and 1,767,779 of the shares underlying warrants will be cancelled upon consummation of the Share Exchange pursuant to the Share and Warrant Cancellation Agreement.

(5)
Includes 964,518 shares of common stock and a warrant to purchase 964,518 shares of common stock owned by Debbie Schwartzberg and 100,000 shares of common stock and a warrant to purchase 100,000 shares of common stock owned by each of The David N.  Sterling Trust dated February 3, 2000 and The Julie Schwartzberg Trust dated February 9, 2000 (together, the “Schwartzberg Trusts”).  Mrs. Schwartzberg, as Trustee of the Schwartzberg Trusts, may be deemed the indirect beneficial owner of these securities since she has voting and investment control over the securities.  A maximum of 836,318 of the shares and 1,077,957 of the shares underlying the warrants will be cancelled upon consummation of the Share Exchange pursuant to the Share and Warrant Cancellation Agreement.

(6)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust.

(7)
Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock.  A maximum of 229,338 of the shares and 295,600 of the shares underlying warrants will be cancelled upon consummation of the Share Exchange pursuant to the Share and Warrant Cancellation Agreement.

(8)	Mr. Rappaport serves as Trustee of the Kailey Rappaport Trust.

(9)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock.  A maximum of 178,374 of the shares and 229,911 of the shares underlying warrants will be cancelled upon consummation of the Share Exchange pursuant to the Share and Warrant Cancellation Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT FOLLOWING THE SHARE EXCHANGE
AND PRIVATE PLACEMENT OFFERING

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange and Private Placement Offering by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

We currently have 7,096,390 shares of our common stock issued and outstanding.  In connection with the Share Exchange, we will issue 33,072,500 shares of common stock to the HHIT Shareholder and/or its designees, we will cancel a maximum of 3,496,390 shares of common stock owned by certain SRKP 27 stockholders, assuming the cancellation of the maximum number of shares pursuant to the Share and Warrant Cancellation Agreement, and will issue approximately 2,000,000 shares of common stock in connection with the Private Placement Offering, assuming the sale of the maximum number of shares in the Private Placement Offering.  We anticipate that SRKP 27 will have outstanding approximately 38,672,500 shares of common stock immediately after the closing of the Share Exchange and the Private Placement Offering, assuming the cancellation of the maximum number of shares and warrants pursuant to the Share and Warrant Cancellation Agreement and the sale of the maximum number of shares in the Private Placement Offering.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Guangzhou HHIT Enterprise Management Co., Ltd., 88 Sun Yatsun Road West, Tianhe District, Guangzhou, People’s Republic of China.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange		Percent of Class

Director and Executive Officers

Zhong Lin	Chief Executive Officer and Chairman of the Board	12,000,000		31.03%

Lui Tin Neng	Chief Financial Officer and Corporate Secretary	--		--

Yilong Chen	Chief Technology Officer	--		--

Yu Liu	Director	--		--

Xiumei Liao	Director	--		--

Ning Wang	Director	--		--

All Officers and Directors as a Group (total of 6 persons)		12,000,000		31.03%

5% Stockholders

Richard A. Rappaport(1) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		4,007,238	(1)	10.07%

WestPark Capital Financial Services, LLC (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		3,388,000	(3)	8.06%
_____________________

(1)
Richard A. Rappaport served as President and director of the Company prior to the Share Exchange.  Includes 310,000 shares of common stock and a warrant to purchase 81,762 shares of common stock owned by Mr. Rappaport, in addition to the shares of common stock and warrants to purchase common stock owned by the Rappaport Trusts and WestPark Capital LLC, which totals 2,561,800 shares and warrants to purchase 1,053,676 shares of common stock.  Assumes the cancellation of 1,640,793 shares and warrants to purchase 3,377,155 shares of common stock pursuant to the Share and Warrant Cancellation Agreement.  Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer and Chairman of WestPark LLC, may be deemed the indirect beneficial owner of these securities and disclaims beneficial ownership of the securities except to of his pecuniary interest in the securities.

(2)
Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark LLC.

(3)
Includes 2,381,800 shares of common stock and a warrant to purchase 1,006,200 shares of common stock.  Assumes the cancellation of 392,179 shares and warrants to purchase 1,767,779 shares of common stock pursuant to the Share and Warrant Cancellation Agreement.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Zhong Lin, Yu Liu, Xiumei Liao, Ning Wang to the board of directors of the Company, with Zhong Lin serving as Chairman of the Board.   Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with the Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, the board will appoint Zhong Lin as our Chief Executive Officer and Lui Tin Neng as our Chief Financial Officer and Corporate Secretary and Yilong Chen as our Chief Technology Officer.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Share Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term
Richard Rappaport	51	President and Director	December 2007 to Present

Anthony C. Pintsopoulos	55	Secretary, Chief Financial Officer and Director	December 2007 to Present

The Company’s officers and directors are elected annually for a one-year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and a director, is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999.  WestPark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors.  From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firm’s North American corporate finance activities.  Global Securities was a registered broker-dealer that has since terminated operations.  Mr. Rappaport also serves as President and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 28, Inc., SRKP 29, Inc., WRASP 30, Inc., WRASP 31, Inc. and WRASP 32, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a director, is the President and Chief Financial Officer at WestPark Capital, Inc.  Prior to joining WestPark Capital, Inc., Mr. Pintsopoulos was Chief Financial Officer and acting Chief Operating Officer at Joseph, Charles & Associates (“JCA”), a full service investment banking and securities brokerage firm.  Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as Chief Financial Officer, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products.  He administered the company’s IPO and Secondary Offerings.  Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand in Boston, Massachusetts.  In addition, Mr. Pintsopoulos owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4).  In his CPA business, Mr. Pintsopoulos has worked with both public and private entities in all phases of business development.  Mr. Pintsopoulos also serves as Chief Financial Officer, Secretary and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 20, Inc., SRKP 23, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 28, Inc., SRKP 29, Inc., WRASP 30, Inc., WRASP 31, Inc. and WRASP 32, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  Mr. Pintsopoulos holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63.  He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Family Relationships

None.

Significant Employees

As of the date hereof, the Company has no significant employees.

Involvement in Certain Legal Proceedings

There have been no material proceedings to which any director, officer or affiliate of the registrant, any owner of record or beneficially of more than five percent of any class of voting securities of the registrant, or any associate of any such director, officer, affiliate of the registrant, or security holder is a party adverse to the registrant or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the board or committees performing similar functions because the Company has no meaningful operations and no employees.  These functions are currently performed by the board as a whole.  The Company does not have an audit committee charter, nominating committee charter or compensation committee charter.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate.  Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Stockholder Communications

The board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2009 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board of directors via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any national securities exchange.  Prior to having our securities listed on any national securities exchange, we would appoint directors that meet the independence requirements of the applicable exchange.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others.  A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on February 18, 2009.  Requests for hard copies of the Code of Ethics should be sent in writing to SRKP 27, Inc., Attention:  Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, it is currently contemplated that the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Zhong Lin	41	Chief Executive Officer and Chairman of the Board

Lui Tin Neng	52	Chief Financial Officer and Corporate Secretary

Yilong Chen	45	Chief Technology Officer

Yu Liu	32	Director

Xiumei Liao	36	Director

Ning Wang	54	Director

Zhong Lin has served as the Chairman of the Board and Chief Executive Officer of Guangzhou Huihai Enterprise Management Co., Ltd. since December 2001.  Zhong Lin has more than ten years of experience in the IT retail and consumer electronics industry.  Zhong Lin received a degree in Economic Management from South China Agricultural University in 1990.  We believe that Zhong Lin’s knowledge of all aspects of the Company’s business and his historical understanding of its operations, combined with his years of experience in the IT retail chain industry and his drive for innovation and excellence, position him well to serve as our Chairman and Chief Executive Officer.

Lui Tin Neng has served as the Chief Financial Officer of Guangzhou Huihai Enterprise Management Co., Ltd. since May 2009.  From June 2005 to April 2009, Lui Tin Neng served as a director of T.N. Lui & Co., an accounting firm in Hong Kong.  Lui Tin Neng received a bachelor’s degree in Accounting and Data Processing from the University of Leeds in 1984 and a Master in Business Administration from the University of Bradford in 1991.

Yilong Chen has served as the Chief Technology Officer of Guangzhou Huihai Enterprise Management Co., Ltd. since December 2008.  From May 2003 to October 2008, Yilong Chen served as a partner of TrendCom Technologies, LLC., an IT consulting company.  Yilong Chen received a bachelor degree in Computer Engineering and a master degree in Computer Engineering from Texas A&M University.  He also received a PhD degree in Computer Science from Texas A&M University in 1995.

Yu Liu has served as a director of Guangzhou Huihai Enterprise Management Co., Ltd. since June 2010.  From April 2009 to present, Yu Liu has served as Chief Executive Officer of Bosheng Holdings Limited, a company in the investment industry.  From April 2006 to December 2008, Yu Liu served as a Vice President of ABN AMRO Bank (RBS Asia) and from January 2003 to March 2006, Yu Liu served worked for Moody’s Investor Services as an associate. Yu Liu received a Master of Science in Statistics in 2002 from New York University and a Bachelor of Science in Finance in 2000 from Zhongshan University.  We believe Yu Liu’s qualifications to sit on our Board of Directors include his experience in the finance industry and his extensive knowledge of American and Asian capital markets.

Xiumei Liao has served as a director of Guangzhou Huihai Enterprise Management Co., Ltd. since June 2010.  From April 2007 to present, Xiumei Liao has served as Assistant President of Shenzhen Development Bank and from August 2004 to April 2007 as Assistant President of Shanghai Branch, Bank of America.  Xiumei Liao received a PhD in Accounting in May 2008 from Shanghai University of Finance and Economics and a Masters Degree in Accounting in July 1997 from Southwest University of Finance and Economics.  We believe Xiumei Liao’s qualifications to sit on our Board of Directors include her extensive accounting knowledge and experience in the banking industry.

Ning Wang has served as a director of Guangzhou Huihai Enterprise Management Co., Ltd. since June 2010.  From 1993 to present, Ning Wang has worked for the China Electronic Chamber of Commerce and currently serves in the capacity of Vice-President.  Ning Wang also serves as a director of Vtion Technology (China) CO., Ltd, which is traded on the Frankfurt Stock Exchange, and Jilin Sino-Microelectronics Co., Ltd., which is traded on the Shanghai Stock Exchange.  Ning Wang obtained a Bachelor Degree in Political Economy in 1982 from Renmin University of China.  We believe that Ning Wang’s broad knowledge of the electronics industry well qualifies Mr. Zhang to serve on our Board.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal years ended December 31, 2009 and 2008 of the principal executive officer and principal financial officer.  No officer received annual compensation exceeding $100,000.

Name and Position	Year	Salary		Bonus		All other compensation		Total
Richard Rappaport	2009	$	---	$	---	$	---	$	---
Chief Executive Officer	2008	$	---	$	---	$	---	$	---
and Director

Anthony Pintsopoulos	2009	$	---	$	---	$	---	$	---
Secretary, Former Chief Financial Officer, and Director	2008	$	---	$	---	$	---	$	---

Outstanding Equity Awards at 2009 Fiscal Year End

There were no option exercises or options outstanding in 2009.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($	Total ($)
All Directors (total of 2 persons)	---	---	---	---	---	---	---

For the year ended December 31, 2009, none of the members of our board of directors received compensation for his service as a director.  We do not currently have an established policy to provide compensation to members of our board of directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5.  Officers, directors and greater than 10% stockholders are required by SEC Regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2009 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The placement agent for the Private Placement to be conducted by the Company as a condition to the closing of the Share Exchange is expected to receive for its services as placement agent a commission equal to 6.5% of the gross proceeds from the financing.  Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in the placement agent, a FINRA member.  Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of the placement agent.  Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

This information statement is not an offer of securities for sale.  Any securities sold in the private placement will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or pursuant to an exemption from such registration.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: June 25, 2010